SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Bradesco BBI 2nd Virtual Infrastructure Forum

September 2021



Eletrobras

Disclaimer

Eletrobras

This statement may contain **estimates and forecasts** which **are not statements of facts happened in the past**, but they **reflect beliefs and expectations of our management** and may stand as estimates and forecasts on **future events** according to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.

Words "believes", "might", "may", "estimates", "continues", "foresees", "intends", "hopes" and similar ones are targeted at spotting **estimates that necessarily imply risks and uncertainties, regardless of current awareness on them.**

Known **risks and uncertainties** include, without limitation: **economic, regulatory, political and commercial conditions** at large in Brazil and abroad, **changes in interest rates, inflation and value of Brazilian Reais, changes in volumes and standard for use of electric energy** by consumers, **competitive conditions**, our level of **indebtedness**, the possibility of receiving **payments connected to our receivables**, **changes in our rainfall and water levels** in the reservoirs used to operate our hydropower plants, our **plans concerning financing and capital investment, governmental regulations** existing and future, as well as other risks described in our annual report and other documents registered before the CVM and SEC.

Estimates and forecasts refer only to the date on which they were expressed and we undertake **no obligation to update any of these estimates or forecasts** as a result of new information or future events. The future results of operations and efforts of Companies may be different from the current expectations, **and investors should not rely solely on the information contained hereunder.**

This material contains **calculations that may not reflect accurate results due to the rounding of numbers.**

As a result of the guidelines of Official Letter CVM/SNC/SEP 04/2020, issued on 12/01/20, Eletrobras made adjustments to its transmission assets - RBSE, until then classified as financial assets for contract assets under the terms of CPC 47- Costumer Contract Revenue. Throughout the 2021 quarterly disclosures, comparisons with the 2020 quarters are being properly restated.



Profile

Social Capital



Social Capital
July/2021
42.57%
PÁTRIA AMADA BRASIL
38.31%
Others,
free float
2.97%
Government
5.92%
BNDES
10.23%
BNDESPAR

Common shares



27.78%
Others,
free float
51.82%
PÁTRIA AMADA BRASIL
3.62%
Government
BNDESPAR
11%
BNDES
5.78%

Preferred shares



6.52%
BNDES
6.68%
BNDESPAR
86.80%
Others,
free float

Eletrobras **Profile**

Eletrobras

LARGEST ELECTRIC UTILITY IN LATIN AMERICA

VISION TO BE AN INNOVATIVE CLEAN ENERGY COMPANY RECOGNIZED FOR ITS EXCELLENCE AND SUSTAINABILITY

12,182
EMPLOYEES

BRL 181 BILLION IN ASSETS

97%
CLEAN ENERGY


Existing
Eletrobras Companies' TLs
Eletrobras Companies' TLs with partnership
Other Companies' TLs

76,494 KM
IN TRANSMISSION LINES
42.5% IN BRAZIL

50,503 MW
INSTALLED **105 PLANTS**
29% IN BRAZIL

ONE OF THE 5 LARGEST **HYDROPOWER PLANTS IN THE WORLD IN INSTALLED CAPACITY**

Case Eletrobras

Eletrobras

2011
Mkt. Cap BRL 18.6 bi
Relevant partner main structural works, such as Belo Monte, Santo Antônio.

2012
Mkt. Cap
BRL 7.4 bi
MP 579 revenue decrease

2013
Mkt. Cap BRL 7.6 bi
Law 12,783/13 -Reduction of sector charges and low tariffs. Renewal of 31% of installed capacity and 80% transmission assets.

2016
Mkt. Cap BRL 29.1 bi
Wilson Ferreira - CEO of Eletrobras.

RBSE: with an impact of BRL 25.8 bi

2017
Mkt. Cap BRL 25.2 bi
Proposal for Eletrobras privatization by MME

2018
Mkt. Cap BRL 31.5 bi
Privatization of Discos and
SPEs auction sale.

Price definition of BRL 480.00/Mw avg as a reference for Angra 3 plant

2019
Mkt. Cap BRL 49.1 bi
PL 5,877 on privatization of Eletrobras
Capital increase of BRL 7.75 bi

2020
Mkt. Cap BRL 57.6 bi
Notes 2025 and 2030 issue

Tariff reviews of transmission

Periodic Tariff Review of 2018 and the recognition "Ke"

2021
Makt Cap 08/21: BRL 59.6bi
Mr. Rodrigo Limp as CEO in April;

Conversion Bill 7/2021 regarding the privatization of Eletrobras.

Eletrobras’ Generation **Assets**

Eletrobras

Installed Capacity - Eletrobras



50,503 MW
~29% of Brazil
3%
97%
Clean energy
Others

95 Corporate Ventures and participation in clean energy source SPE

49 Hydro
46,286 MW

43 Wind
706 MW

2 Nuclear
1,990 MW

1 Solar
~1 MW

~97%
Clean energy



Coaracy Nunes
Balbina
Curuá-Una
Belo Monte
Tucuruí
Complex Eólico Fortim
Complex Eólico Vamcruz
Complex Chapada do Piauí I e II
Boa Esperança
Curemas
Luiz Gonzaga (Itaparica)
Sobradinho
Casa Nova III
Xingó
Casa Nova IA and II
Complexo Paulo Afonso e Moxotó
Santo Antônio
Samuel
São Manoel
Teles Pires
Dardanelos
Jirau
Sinop
Peixe Angical
Complexo Pindaí I, II and III
Pedra
Funil
Manso
Serra da Mesa
Batalha
Corumbá I
Serra do Facão
Itumbiara
Retiro Baixo
Baguari
São Domingos
Porto Colômbia
Luiz Carlos Barreto de Carvalho (Estreito)
Marimbondo
Mascarenhas de Moraes (Peixoto)
Furnas
Três Irmãos
Simplício
Funil
Angra I and II
Mauá
Itaipu
Foz do Chapecó
Megawatt Solar
Passo São João
Barra do Rio Chapéu
João Borges
Cerro Chato I, II and III
Capão do Inglês
Galpões
Coxilha Seca
Complex Livramento
Legend
Wind
Hydroeletric
Nuclear
Solar

2Q21 data

Generation Performance in 2021

Eletrobras

Installed capacity

50,503 MW

around

29% of Brazil

Physical Guarantee (MWavg)



27,492
27%
73%
Quota
Non-quota

Generated Energy (GWh)



99,466
18%
82%
Quota
Non-quota

Around

33% of Brazil

- 5% regarding accumulated in 2Q20

It considers corporate ventures, SPEs and 50% of Itaipu

Energetic Balance 2020-2021



33,3%
12,6%
9,4%
44,6%
31,4%
12,9%
9,7%
46,0%
2020
2021
ACL + MCP Realized
ACR (Regulated Mkt)
Nuclear
Quota

Base: June/21

It considers available resources for energy sales net of hedge to protect against hydrological risk

Generation Income (BRL billion)



4,85
0,87
5,72
0,13
0,19
0,58
133,60 BRL/MWh
1,48
0,35
1,83
167,43 BRL/MWh
224,21 BRL/MWh
1,51
0,10
1,61
228,48 BRL/MWh
0,93
(0,32)
0,61
57,39* BRL/MWh
0,93
0,08
1,02
62,48* BRL/MWh
2Q20
2Q21
Others
CCEE
ACL
ACR
Nuclear
GF quotas

The average ACR price does not consider Amazonas GT, due to its particularities (PIEs and availability contract)
* Average price.

Nuclear Power Plant **ANGRA III**

Critical Path Acceleration Plan from 2020 to 2023
Actions aimed at financial settlement and viability of contracts for resuming the work.



2020 → 2023

1,405 MW
In Nov/2026
65.8%
Physical progress
until Jun/2021



BRL 8.7 billion
Direct investment made

BRL 18.4 billion
Direct investment to be made

Goals
- Meet the critical path of the Project
- Complete superstructure of nuclear buildings
- Increase work front for EPC
- Advance on civil works and electromechanical assembly with contracted companies, in addition to maintaining critical supplies.

Resources
AFACs approval
- ❑ **BRL 1,052 billion in 2020**
- ❑ **BRL 2,447 billion in 2021,** of which 850 million have already been released

Compliance
- Specific Compliance structure since March/21 (Deloitte).

Prov. Measure 998 -> Law 14.120/21
Tariff will result from **studies conducted** by BNDES, observing:
- The **economic and financial viability** of the enterprise
- Its **financeability** in market conditions
- **Reasonableness** principle
- The principle **of low tariffs**

Transmission Performance

Eletrobras

TL Renewed (O&M)

- Tariff review each 5 years (O&M, Wacc, BRR, Small improvements) - next review scheduled for 2023;
- Capture of efficiency for tariff modicity.

TL Corporate (Under auction)

- Revenue defined in auction;
- Rap parameters are mostly fixed Reinforcements in improvements subject to tariff review in line with private companies.

Transmission segment has a steady revenue flow



Tariff Review
1.535
10.014
1.566
11.690
1.588
11.782
1.784
9.249
Jun_20
Jul_20
Jun_21
Jul_21
Renewed under Law 12,783
Under Auction

Reprofiling of the financial component of RBSE:

- reduction in the payment curve of cycles 2021/2022 and 2022/2023;
- increase in the cycles after 2023, extending such installments until the 2027/2028 cycle, preserving, the remuneration by the WACC.

42.5% in Brazil

76,494 km

total of **Eletrobras' transmission lines** being **70,146 km** ≥ 230 kV

75% TL renewed under Law 12,783/13

25% TL corporate of form SPEs

103 large corporate works

under construction

with potential revenue of + **BRL 356 million**

BRL 2.7 billion

Associated Investment

13%

RAP/Investment

Amazonas GT is not included in the data of 2021 since this company no longer acts in the transmission segment.

This presentation may contain estimates and projections. See disclaimer.

Financial Highlights 2Q21 (BRL million)

Eletrobras

Net Op. Rev. (RoI) IFRS 49%⬆



5,337
7,959
2Q20
2Q21

Ebitda IFRS 64%⬆



1,992
3,276
2Q20
2Q21

Net Profit IFRS 439%⬆



469
2,530
2Q20
2Q21

Recurring RoI 49%⬆



5,326
7,943
2Q20
2Q21

Recurring Ebitda 116%⬆



2,219
4,794
2Q20
2Q21

Recurring Net Profit 601%⬆



643
4,507
2Q20
2Q21

Dividends Payment
31 Aug

BRL 1,538 million

BRL 0.96 ON
BRL 1.05 PNA
BRL 1.05PNB

Net Debt / Ebitda LTM

1.0x

Financial Highlights (BRL million)

Eletrobras

Net Op. Revenue (ROL)



32.165
36.124
25.738
29.665
29.508
16.168
2016
2017
2018
2019
2020
1S21

EBITDA



6.600
10.478
12.540
13.200
13.978
7.134
21%
29%
49%
48%
47%
44%
2016
2017
2018
2019
2020
1S21

NET PROFIT



3.513
-1.726
13.348
11.133
6.387
4.139
2016
2017
2018
2019
2020
1S21

Net Debt / Adjusted Ebitda



23.4
20.3
26.4
21.0
20.3
20.6
16.9
6.1
3.7
3.1
2.2
3.6
1.9
2.1
1.6
1.5
1.4
1.0
dec/16
dec/17
dec/18
dec/19
dec/20
mar/21
jun/21
Net Debt
BRL billion
Net Debt / Ebitda without RBSE
Net Debt / Ebitda without RBSE
6.6
10.5
12.5
13.2
14.0
15.1
17.7
dec/16
dec/17
dec/18
dec/19
dec/20
mar/21
jun/21
EBITDA with RBSE (LTM)
BRL billion

Net Debt / Adjusted Ebitda

1.0x LTM in 2Q21

Goal

$$\frac{\text{Net Debt}}{\text{Adjusted EBITDA}} < 2.5$$

Currency **exposure**

06/30/2021

	US$ thousand	%
Itaipu Loan Receivables	471,520	71%
Itaipu Financial Asset	196,729	29%
TOTAL	668,249	100%

Liability*	US$ thousand	%
Bonds 2021 - Eletrobras	632,098	35%
Bonds 2025 - Eletrobras	502,737	29%
Bonds 2030 - Eletrobras	748,620	23%
Others	280,615	13%
TOTAL	2,164,070	100%

-1,495.82
Foreign Exchange

	2021	2022	2023	2024	2025	2026	After 2026	TOTAL
Asset (US$ million)	393.24	229.63	43.89	1.49	0.00	0.00	0.00	668.25
Liabilities (US$ million)	672.50	45.89	46.36	19.80	522.54	19.81	837.17	2,164.07
Foreign Exchange	-279.26	183.74	-2.47	-18.31	-522.54	-19.81	-837.17	-1,495.82

- **Long-term liability foreign exchange exposure relevant to cash flow only from 2025**
- **85% of debt in foreign currency with settlement in bullets, concentrated in 3 maturities, in 2021, 2025 and 2030**

Disclaimer: Due to the unusual scenario and potentially unpredictable characteristics, it is not possible to accurately predict the scenarios that may materializein the coming months in the company's operations.*In the balance of Bonus 2030 and 2025 there is an accounting effect on the deferral of expenses with the repurchase of the 2021 bonus due to the operation carried out in February 2020.

Turnaround

2016	2017	2018	2019	2020	2Q21	2021 Goal
26,008 employees Extraordinary Retirement Plan (PAE)	Consensual Dismissal Plan (PDC)	PDC	2 PDCs	12,527 employees	12,182 employees	11,612 Oct/21
BRL 12.8 billion **PMSO**	Implantation SAP and CSC	Zero Base Budget **(OBZ)**		BRL 9.1 billion **PMSO** BRL 281 million Savings achieved **OBZ***	BRL 4.2 billion **PMSO 1H21**	
3.6 **Net debt / Recurring Ebitda** BRL 27 billion **Market Value** 23,605 **shareholders**	Corporate restructuring			1.5 **Net debt / Ebitda Ajust** BRL 54.9 billion **Market Value** 139,838 **shareholders** (feb/21)	1.0 **Net debt / Ebitda Ajust** BRL 62.5 billion **Market Value** (aug/21) 132,135 **shareholders**	
178 SPEs Submission 20F Creation of the Compliance Officer	Bylaws Reform: adapted considering the State-Owned Companies Law (13,303/2016)	Sale of SPEs and privatization of distrib. companies Ceron, Eletroacre, Cepisa and Boa Vista Energia	Privatization of distrib. companies Amazonas Energia and Ceal BRL 3.6 billion cash (capital increase)	94 SPEs Restructuring **CGT Eletrosul** Bylaws Reform: Sest model	83 SPEs 82 as of August Incorporation **Amazonas GT**	49 SPEs by Dec/21 Incorporation **Amazonas GT** ✓

This presentation may contain estimates and projections. See disclaimer. OBZ earnings are for budgetary purposes.

Eletrobras

Privatization

Capitalization

Eletrobras

Main Approvals of Law 14,182/21

Capital increase, through public subscription of common shares with waiver of subscription by the Federal Government. It may be accompanied by a secondary public offering of shares owned by the Federal Government.

Granting of new electricity generation concessions for a period of **30 (thirty) years.**

Corporate restructuring to maintain under direct or indirect control of the Federal Government, companies, facilities and interests, held or managed by Eletrobras, specifically Eletronuclear and Itaipu *Binacional*.

III - amendment of Eletrobras' bylaws :

Create preferred shares of special class, exclusive property of the Federal Government, pursuant to § 7 of art. 17 of Law No. 6,404 ➡ **Corporation**

a) prohibit any shareholder or group of shareholders from exercising votes in a number greater than **10% (ten percent)** of the number of shares into which the voting capital of Eletrobras is divided;

Prohibitions on the Federal Government vote

AGE resolutions that precede the privatization and deal, in particular:

- signing of new electricity generation concession contracts;
- amendment to the bylaws of Eletrobras;
- maintenance of payment to Cepel;
- project development and responsibility (Bacia Furnas, S. Francisco and Amaz Legal)

The Federal Government may vote on the segregation of Eletronuclear and Itaipu

THE NEW ELETROBRAS

Itaipu, Eletronuclear and Government programs remain under control of the Federal Government



FEDERAL GOVERNMENT
Eletronuclear
Itaipu
Government Programs
Luz Para Todos
(Light for All)
Procel
Proinfa
BUSA
Eletrobras
Eletropar
Furnas
Chesf
CGT Eletrosul
Eletronorte (1)

(1) Approval of the incorporation of Amazonas GT by Eletronorte on June 28, 2021. The effects of the incorporation will take place from July 1, 2021.

Corporate model is an example, it depends on studies to be carried out.

This presentation may contain estimates and projections. See disclaimer.

Capitalization **Milestones**

Eletrobras

Main Process Activities

Jul/21 — **Presidential sanction**
13/Jul

Aug/21 — **CNPE Deliberation**

CNPE Resolution 15/21

- CDE Contribution:

BRL 29.7 billion

- Grant Bonus:

BRL 23.2 billion

Sep/21 — **BNDES**
End of studies, reports and models

Nov/21 — **CADE**
(competition council)
Authorization

Dec/21 — **CPPI Resolution**

- Definition of the segregation model for Itaipu and Eletronuclear
- Amounts involved in the operations and period for decotization
- Definition of the Federal Government dilution percentage
- Follow-on and secondary sale of shares
- Governance structure

Aneel Authorization

Creation of a state-owned company, if applicable

Jan/22 — **TCU Deliberation**
(Brazilian Federal Audit Court)

- Verification of economic benefit assumptions as well as the segregation of Itaipu and Eletronuclear;
- Verification of Offering assumptions

SGM- General Meeting

Capitalization

Feb/22 — **Follow-on**

Capitalization Conversion Bill 7/2021

Eletrobras

(+) Present value decotized plants
New concession 30 years
(-) Present value cotized plants
▪ Quotas plants law 12.783 / 2013 ▪ HPPs Itumbiara and Sobradinho ▪ HPP Tucuruí
(-) Compensation for unamortized investments (concession fee)

- **Notice published by BNDES in Mar/2021**
- Inclusion of Eletrobras companies in the **PND in Mar/21**
- **MP** Approval by **National Congress** in **June/21**
- **Presidential sanction July, 13th**
- Federal Govern.+ BNDES + Aneel + EPE + CNPE (Res 15/21):

Will define assumptions for calculating the Economic Benefit

Decotization estimated value ~ BRL 62.5 bilion

- (-) ~ BRL 2.9 billion CCC Compensation
- = ~ BRL 59.5 billion (value added)
- (-) ~ BRL 29.7 billion to CDE (50%)
- (-) ~ BRL 29.7 billion (50%), of which:
  - Contractual obligations (2):
    - (-) BRL 350 million – S. Francisco (10 years)
    - (-) BRL 295 million – Amaz. Legal (10 years)
    - (-) BRL 230 million – River Basin (10 years)
  - (-) Subsidized energy cost, 85 MW at BRL 80 - for 20 years
  - = ~ **BRL 23.2 billion** Grant to Treasury

(1) Parameters attached to the Relevant Fact of 08/31/21
(2) Updated by the IPCA, or by another index that replaces them, from the month of signature of the new concession contracts on.

Capitalization Parameters

Eletrobras

1 Physical energy guarantee (GFE) in force and the new GFE
13.3 Mwavg to 12.3 Mwavg

2 Discount rate (WACC)
7.31%

3 Operating costs, investments, energy transport tariffs, inspection fee, research and development charge, CFURH

4 Energy price on the free market

5 3.5% electrical losses and hedge (hydrological risk)

Period	Energy Prices	Hedge (1 – GSF)
2022 to 2025	233 BRL /MWh	19,5%
2026	207 BRL /MWh	14,7%
2027	181 BRL /MWh	10,0%
2028 on	155 BRL /MWh	5,2%

6 Estimate of the new indemnity replacement value for the undepreciated and unamortized assets of the HPP Tucuruí basic project

EESG Journey

Corporate Governance

Legal
State Owned Companies' Law
No. 13,303/2016

36% of Independent Members on the Board of Directors

Increase in Women Representation on the Board of Directors



Shareholders' Meeting
Fiscal Council
Board of Directors
Strategy, Governance and Sustainability Committee
Internal Audit
People, Eligibility, Succession and Compensation Committe
Ombudsman´s Office
Audit and Risk Committe
Governance Office
CEO
Generation Officer
Transmission Officer
Governance, Risk and Compliance Officer
Financial and Investors Ralations Officer
Management and Sustainability Officer

This presentation may contain estimates and projections. See disclaimer

Examples of 2021 ESG Targets

Eletrobras

People

- Weighted ratio of basic salary and remuneration of **women to men = 1.0**

Prosperity

- Investment in **R&D+I of 1.2%** of revenue (**20%** above the regulatory requirement)
- Evaluate **all** critical suppliers in **EESG aspects** by 2022

Governance

- **98%** of employees trained on **Integrity Program (Compliance)** policies and procedures

Examples of 2021 ESG Targets

Eletrobras



Planet

- **Biomass carbon stocks:** achievement of 75.763 CO_2 tons in 2020. Target: +5% per year;
- Investment in projects supporting **biodiversity** management: 1% increase;
- We are committed to **offset 100%** of our holding company's **GHG emissions** as of 2021;
- Share of **clean energy** sources (solar, wind, hydro, nuclear) in our energy mix **>96%;** ✓
- **1% reduction** in **fossil fuel** consumption by land-vehicle fleets and in **electricity consumption;** ✓
- **Reduction** in **water consumption** of 1.5%, in 5 years. ✓

Acknowledgements

Eletrobras

The Sustainability Yearbook 2021

Sustainability Award
Bronze Class 2021

S&P Global

CDP
DISCLOSURE INSIGHT ACTION

A- Climate Change

A- Water Security

Institutional Investor
2021
THE LATIN AMERICA EXECUTIVE TEAM

Best ESG Overall:

2nd in the Electric & Other Utilities Sector - Sell Side

Bloomberg
Gender-Equality Index
2021

ISE B3

Listed for the 13th time on the **Corporate Sustainability Index of the Brazilian stock exchange (ISE B3)**

V.E
PART OF
Moody's ESG Solutions

Emerging Market Top Performers ESG Ranking

CDP
SUPPLIER ENGAGEMENT LEADER
2020

Jornada EESG 2020

Released on **Eletrobras website**



Other Relevant Subjects

Water crisis

Eletrobras

- The projection studies for the SIN's Storage Energy level indicate values **close to the lower historical limit** of the last 25 years for the coming months until the end of the year;

- The Affluent Natural Energy projections decrease to **39%** of the MLT (Average Long Term - energy generated from the flow of water from a basin or river to a hydroelectric reservoir) in October, then increase to a maximum of **73%** of the MLT in March 2022;

- ONS simulations shows **August GSF** close to **50%** gradually increasing to **81%** by year-end → 2021 expected average of 73.4%;

- In Eletrobras' PLD (Differences Settlement Price) prospecting, it was observed that the next two months of 2021 have a high probability of prices presenting limited values in the ceiling of **BRL 583.88/MWh.**

Water crisis– Risk Monitoring

Eletrobras

- Significant impacts are not expected for Eletrobras' consolidated revenue due to the **hedge strategy** adopted by the Eletrobras companies combined with the short-term **price increase** and its **renegotiation of the hydrological risk** in the ACR (Regulated Market).

- For 2022, an adjustment was made to our hedging strategy, considering expectations of low GSF for that year.

- From 2023 onwards, the expectation is of greater exposure to hydrological risk due to decotization. However, it is noteworthy that the increase in exposure will be gradual, considering the decotization in 5 years (20% per year), which should be mitigated through a hedge policy and strategy.

Master Plan - **Strategic Guidelines**

Eletrobras

VALUE AND INVESTMENT

Increase value generation and expand the company's investment capacity

GENERATION AND TRANSMISSION EFFICIENCY

Create value by increasing the efficiency of G&T assets

GENERATION AND TRANSMISSON EXPANSION

Consolidate leadership in G&T, focusing on clean energy

COMMERCIALIZATION

Achieve leadership in commercialization, with high margin and risk management efficiency

NEW BUSINESSES

Invest in new businesses, focused on clean energy, participating in the consolidation of the sector (M&A)

CULTURE AND PEOPLE

Develop a high-performance culture and excellence in people management, with meritocracy

GOVERNANCE

Achieve excellence in Governance, Risk Management and Internal Controls (GRC)

MANAGEMENT

Focus the company's management on generating value and increasing competitiveness

INNOVATION AND DIGITAL TRANSFORMATION

Take a leading role in innovation and promote the digital transformation of business and management processes

Performance guideline | Business Guidelines | Governance, Menegement and Critical Competences Guidelines

Master Plan - **Total Investment** 2021-2025

(brlmillion)



1.431
684
1.820
4.311
535
412
2.843
6.325
538
321
2.305
6.047
204
285
1.864
5.621
116
267
1.336
3.838
2.823
1.96
9
10.1
68
26.1
42
2021
2022
2023
2024
2025
2021-2025
Generation
Transmission
Others
SPE Total



Corporate - Renewable Energy
(BRL million)
475
564
4.878
Hydro
Wind
Solar

Considering Privatization

Total investment in G & T expansion
2020-2035: BRL 201.9 billion
Per year: BRL 12.6 billion

Excluding Privatization

Total investment in G & T[1] expansion
2020-2035: BRL 95.3 billion
Per year: BRL 6.0 billion

1- Includes Angra 3 NPP project.
Others: investments in infrastructure and the environment.

Amazonas **Energia – June/21**

Eletrobras

Debts with Eletrobras Holding – BRL 4 billion

Refinancing Recently approved with the following pillars

- Adjustment of the payment curve to the reality of Ame Energia
- Interest rate adjustment
- Complement of real guarantees
- Total Allowance for Loan and Losses: BRL 652.8 million

Energy Debts with Amazonas GT - BRL 1.85 billion, of which BRL 1.33 billion is settled by contractual instruments.

Total Provision for for Loan and Losses as of June/21: BRL 601 million

Energia Amazonas **Energia Renegotiation**

Eletrobras

Debts with Amazonas GT

- **1st ICD of 2019: BRL 291 million**
- **Receivable: BRL 226 million**

Grace period (principal) of 12 months - until Oct / 20; Total term of 48 months;
Cost of 124.75% of the CDI;
Linking revenue in guarantee

- **2nd Debt (ICD PIEs): BRL 841 million**
- **Receivable : BRL 537 million**
- Grace period (main) of 4 months – until Feb/21; Total term of 5 years
- Cost of CDI + 3.75% p.y.
- Warranties and Prepayment Clause

3rd Equated Debt : BRL 372 million

- **Receivable : BRL 353 million**
- Grace period (principal) of 4 months - until Apr / 21;
- Total term of 40 months
- Cost of CDI + 3.75% p.y.
- Guarantees and Prepayment Clause

- **4th Debt (ICD PIEs): BRL 808 million**
- **Receivable : BRL 808 million**
- Grace period (main) of 12 months – until jun/22; term of 5 years
- CDI cost + 2.75% p.y
- Guarantees of receiving estimated credits from Overcontracting and Market of Short Term

Property, plant and equipment in progress - AIC

Calculation of the AIC "Reimbursable" - Amount to be paid to Eletrobras (BRL Thousand) - (Base Date Jun / 20)			
Company	Calculated by Aneel	Calculated by the consultancy	Status
Ceal	60,237	61,327	Ended
Cepisa	32,608	44,939	Ended
Amazonas Energia	361,565	361,565	In progress
Boa Vista Energia	16,451	18,662	In progress
Ceron	116,248	116,248	Declined
Eletroacre	42,385	42,385	Ended
Total	**629,494**	**645,126**	

OBS: Values above will be corrected by the IPCA until the date of the RTE and then corrected by 111% of the SELIC until the date of signature of the contract regulating the payment

*Amazonas: Eletrobras understands that there is an extra component in the amount, of approximately BRL 70 million, to be added in the table above, as it refers to special obligations that had already been discounted in the distributor's valuation; and

** The AIC of Cepisa and Ceal are approved by the board of directors and CA, with only the conclusion of the draft consensus contract between the parties to carry out the signature and Eletrobras start to receive the amounts. Only one clause is still under discussion in the contract.

*** Appraisal reports of the Eletroacre and Ceron AIC were delivered by Energisa in April 2021. Eletrobras approved the AIC of Eletroacre, but disapproved of Ceron, requesting, by letter, the hiring of a new consultant to determine the AIC of this distributor, as defined in the purchase and sale agreement.

What they are:

- Property, plant and equipment in progress - AIC, on the base date of Feb / 17
- Not considered in the valuation of the distributors.
- Eletrobras is entitled to 50% of the AIC recognized by Aneel in the Net Remuneration Base in the first tariff review that took place in 2020.
- Amounts will be recorded by Eletrobras, after signing the contract, recognizing the value of the AIC and regulating the form of payment.
- Payment conditions already established in the notice: in cash or in up to 60 installments corrected by 111% of SELIC.

Prov. Measure 998/2020 converted into Law 14,120/2021: Distributors will receive from CDE 100% of the "refundable" AIC in up to 3 years, adjusted by SELIC and these assets become special obligations in the Remuneration Base, reducing the tariff of consumers.

CCC credits assigned by Distribution Companies

Dist. Company	Amount BRL million (jun/21)	Responsible for payment	Status
Amazonas Energia	2,444**	Federal Government – Economic and Energy "inefficiency" – Grant Bonus; Amazonas D	Inspection completed by Aneel – compensation included in Eletrobras' bill of privatization
Boa Vista Energia	210	CDE	1st period – Finalized 2nd period – under analysis by Aneel
Ceron	3,160	CDE	1st period – Finalized 2nd period – Technical note issued by Aneel
Eletroacre	176	CDE	1st period – Finalized 2nd period – Technical note issued by Aneel
Total	**5,989**		

* During the month of June 2021, the result of the 1st period of inspection of the CCC paid to Boa Vista Energia, in the amount of BRL 111 million to be received from the Fund, as of April 2021, was approved by Aneel's Board of Directors. Also in that month, the regulatory agency issued technical notes regarding the 2nd CCC inspection period paid to Ceron and Eletroacre, as market announcement of July 13, 2021.

BRL 2,444 million = (BRL 490 million) + BRL 2.49 billion + BRL 442 million

- (BRL 490 million): obligation to return to the CCC (1st and 2nd Aneel inspection)**
- BRL 2.49 billion: credit to be received from the National Treasury for economic and energy "inefficiency" (updated by Selic)
- BRL 442 million: current credits, with a contract signed with the distributor to return the amount received from the credits and which could not have been assigned to Eletrobras

** The amount to be returned to the CCC must be deducted from the credit receivable from the CCC in relation to the amounts transferred from the other distributors. With the approval of MP 1,031 for capitalization of Eletrobras, converted into Law 14.182/21, the coverage of the "inefficiency" period was increased from Apr/16 (Law 13,299/2016) to Jun/17, raising the value by BRL 278 million, Jun/21 position, gain not yet reflected in Eletrobras' financial statements of the 2nd ITR of 2021.

Potential Upsides

Eletrobras

1. Remaining Indemnity Quota Plants

BRL 1,016,411 thousand Furnas
BRL 467,129 thousand Chesf

Total: BRL 1,484 million (Book Value as of Dec/12)

ANEEL Public Hearing No. 003/2019:
recalculation of indemnities for unamortized or non-depreciated investments of quota plants
Law No. 12,783/2013: Furnas, Chesf and Eletronorte

Deadline for new calculations: **12 months**

2. RGR Designation

Reimbursement of amounts not yet recognized as neutrality economic and financial by the management of the Distributors during the period of designation pursuant to Law 12,783/2013. Estimated value of claim: BRL 3.3 billion as of Jun/21 values and new coverage period.

Thank you!

Contact
df@eletrobras.com

Eletrobras

